Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corp.

File No.: 333-258080

Bowlero Corp Completes Acquisition of Bowl America

Expands Digital Gaming & Sports Media Efforts

RICHMOND, Va.–Aug 18, 2021— Bowlero Corp (“Bowlero”), the world’s largest owner and operator of bowling centers as well as owner of the Professional Bowlers Association (PBA), today announced that it has completed its acquisition of Bowl America (NYSE American: BWL-A) and its 17 bowling centers in Florida, Virginia and Maryland. Total consideration for the transaction is approximately $44 million.

The Bowl America acquisition is Bowlero Corp’s latest strategic growth initiative following last month’s announcement of plans to list on the NYSE through a merger with Isos Acquisition Corporation (NYSE: ISOS.U, “Isos”). Upon the closing of the transaction with Isos – expected in October 2021 – Bowlero’s common stock and warrants are expected to trade on NYS under the new ticker symbols “BOWL” and “BOWL WS”.

“It’s another exciting chapter for Bowlero Corp as we welcome Bowl America’s bowling centers to the Bowlero Corp portfolio,” said Tom Shannon, Founder, Chairman and Chief Executive Officer of Bowlero Corp. “This acquisition allows us to expand Bowlero’s geographical footprint further into key markets and supports our ongoing strategic efforts to grow and revitalize all aspects of the bowling industry.”

These newly acquired centers join three recently purchased properties in Pennsylvania plus two in California as the newest members of the Bowlero portfolio – which has more than 300 locations nationwide. New centers currently being built from the ground up are slated to open this fall in the highly coveted Tyson’s Corner neighborhood of Virginia and the booming town of Oxnard, California.

Bowlero is also making advances in the digital gaming and media spaces. The company recently announced it will operate the world’s largest virtual international bowling tournament, “The PBA Global Showdown”, in a partnership with Lanetalk, thus providing a connected gaming experience to thousands of bowlers at hundreds of centers in dozens of countries around the world. Running from September 20 to November 14, the company anticipates that over 100,000 games of bowling will be played during the tournament, with a total prize fund of $50,000 available.

The PBA Global Showdown is one of many digital platforms Bowlero utilizes to offer its highly-engaged consumers both an offline and online bowling experience. Bowlero’s esports property “Strike! By Bowlero” powered by Skillz (NYSE: SKLZ) now has over 140,000 downloads. Last month, PlayStudios, Inc (Nasdaq: MYPS) announced a new partnership with Bowlero that features complimentary and discounted Bowlero bowling and arcade cards available in their playAWARDS loyalty marketplace. The partnership has already led to more than 8,500 redemptions.

Bowlero’s sports media property, the PBA Tour on FOX, continues to grow as well. Last season’s viewership showed an increase in frequency and average minutes watched of 20% and 25% respectively.

The PBA is led by CEO Colie Edison, who was recently selected to Sports Business Journal’s 2021 class of “Game Changers: Women in Sports Business”. The award, which debuted in 2011, annually recognizes 50 women in the sports industry who are “leaders, trailblazers and innovators” and are contributing to the success of the industry in multiple ways.

The PBA Tour returns to FOX on October 17 with the 11th edition of the Chris Paul PBA Celebrity Invitational Tournament, featuring the NBA superstar’s celebrity pals matched up with the PBA’s top talent, to raise money for charity including the Chris Paul Family Foundation.

About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media and events. With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This press release relates to a proposed transaction between Isos and Bowlero. Isos intends to file a registration statement (“Registration Statement”), which will include a proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement, prospectus and other documents containing important information about Isos and Bowlero once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’s shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including the forthcoming proxy/prospectus statement and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that will be detailed in the proxy statement/prospectus to be filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

For Media:

Bowlero Corp
Jill Laufer

jlaufer@bowlerocorp.com

For Investors:
ICR, Inc.
Ashley DeSimone
Ashley.desimone@icrinc.com

Ryan Lawrence
Ryan.Lawrence@icrinc.com

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